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                                                    Filed by Sanmina Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
 And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                             Subject  Company: SCI Systems, Inc.
                                                      Commission File No. 0-2251

7/16/01

SANMINA AND SCI MERGER ANNOUNCEMENT:



CALL IS AT 8:30 AM EST, 5:30 AM PST.  OPERATOR WILL TURN THE CALL OVER TO JURE



JURE'S INTRODUCTION NOTES:



First off, this is Jure Sola and I would like to thank you all for attending this morning's conference call. I know it's early. However, we have some very exciting news and I believe you will find it worth your investment in time. By now, I trust you have all seen the press release and you know the purpose of this call.

Before we get started with this morning's agenda, I would like to introduce you to the individuals joining me this morning. Unfortunately, because of our travel schedules, we are in three different places this morning. We will do our best to make that transparent.

Joining me this morning is A. Eugene Sapp or Gene, as we know him. Gene is Chairman, President and CEO of SCI. Also present from SCI is Robert Bradshaw, President and Chief Operating Officer, and Jim Moylan, SCI's Senior Vice President and Chief Financial Officer.

From Sanmina, we have Randy Furr, President and Chief Operating Officer and Rick Ackel, Sanmina's Executive Vice President and Chief Financial Officer.

The agenda for this morning's call is the following:


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         1.       Gene will discuss with you SCI's commitment to the transaction and the expected benefits for SCI's shareholders, employees and customers.

         2. I will then come back and do the same for Sanmina's shareholders, employees and customers.

         3. Randy will then spend some time giving you an overview of what the new combined company will look like and discuss with you what is expected to occur over the next sixty days or so.

         4. Rick will then provide you with details of the transaction, including the schedule and anticipated closing date. In addition, he will also give you a broad overview of the potential financial synergies.

         5.       We will then be happy to take your questions.

Before we get started, I am turning the call over to Sanmina's EVP and CFO who will read the safe harbor statement. Rick.

JURE TURNS CALL OVER TO RICK FOR SAFEHARBOR.

CONFERENCE CALL NOTES FOR RA:


Thanks Jure and good morning everyone.

The foregoing, including the discussion regarding the combined company's future prospects contain certain forward-looking statements that involve risks and uncertainties, including uncertainties associated with economic conditions in the electronics industry, particularly in the principal industry sectors served by the combined company, changes in customer requirements and in the volume of sales to principal customers, the ability of the combined company to achieve the anticipated benefits and synergies associated with this transaction, the ability of the combined company to assimilate other acquired businesses and to achieve the anticipated benefits of such


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acquisitions, challenges and risks associated with managing and operating business in numerous international locales, competition and technological change. The combined company's actual results of operations may differ significantly from what is contemplated by such forward-looking statements as a result of these and other factors, including factors set forth in Saturn's fiscal 2000 Annual Report on Form 10-K, Sanmina's most recent quarterly 10-Q Report, SCI's fiscal 2000 Annual Report on Form 10-K and SCI's most recent quarterly 10-Q report.

Sanmina plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and each of Sanmina and SCI expects to mail a Joint Proxy Statement/Prospectus to its respective stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Sanmina, SCI, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

SCI, its directors, executive officers and certain members of management and employees may be soliciting proxies from SCI's shareholders in favor of the adoption of the merger agreement. A description of any interests that SCI's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

Sanmina, its directors, executive officers and certain members of management and employees may be soliciting proxies from Sanmina's stockholders in favor of the issuance of Sanmina shares in connection with the merger. A description of any interests that Sanmina's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.


With that I'll turn the call over to Gene.

Good morning ladies and gentlemen. We appreciate your interest in the exciting announcement we and Sanmina are here to discuss and hope you will quickly share in our strong belief we and Sanmina are parties to creating the premier EMS Company.

SCI celebrated its 40th birthday the first of this month. The early years were focused on being the very best developer and producer of complex ultra reliable electronic systems and subsystems for this country's manned space program. Quality and customer responsiveness second to none were essential then as they are today. It was that early history and well developed


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operating philosophy that we leveraged to enter into manufacturing services. We were a pioneer in that business leading to a major breakout in OEM outsourcing twenty years ago. Our commitment to be the best then now brings us to today's developments where by we are quite clear in our vision to be the premier EMS Company of the future and all that entails from the perspective of our employees, our customers and our investors.

By merging with Sanmina we are combining highly complimentary business, technology, and customer bases with remarkably compatible cultures, management styles, and visions. We will form a company that will be unmatched in its technology leadership, overall capabilities, optimum vertical integration, geographic coverage, customer goodwill, and shared drive for excellence of every aspect of the business. We are also creating a scale of activities that will well serve our commitment to providing customers with cost advantages so critical to success in the markets they serve and equally critical to profitable growth for us and our customers.

We are combining two companies that will be better suited to pursue their traditional core interest. Together they will be in an excellent position to take advantage of the eventual economic recovery across a range of industry segments as well as provide full system manufacturing as the trend for such accelerates.


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This milestone in the history of SCI should usher in the next twenty years of exciting achievements and should be no less significant to the development of EMS companies of the future than were those industry-defining events twenty years back. The EMS industry is looking ahead to a continued superior growth environment. We are compelled to maximize our opportunities for profitable growth. We are quite clear in our belief that we are creating the best EMS vehicle for investor returns, employee development and rewards and unmatched customer service.

GENE TURNS CALL OVER TO JURE.

JURE'S CONFERENCE CALL NOTES:

Thanks Gene. I know you agree that this is a good transaction for SCI's customers, employees and shareholders. I think this is equally positive for Sanmina's customers, employees and shareholders.

For those of you who have followed Samina, you know that our goal has been to build the premier EMS company in the industry. And we've worked hard over the years to position Sanmina to achieve this goal. Along the way, we have developed a number of operating strengths, including:

         - Our specialization and vertical integration capabilities in printed circuit board fabrication, backplanes, enclosures and specialty cables such as RF or optical cable assemblies,

         - Our expertise in new product introduction and in the manufacture of high mix products, and

         - Our ability to design and manufacture complex interconnect products.


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 Clearly, we believe we have a number of world-class manufacturing assets.

         - But, we also have the largest direct sales force group in the industry, which has supported our success in developing long-term partnerships with a number of leading OEMs.

         - We have also focused our efforts on serving the high-end communications market, which accounts for approximately 70% of our total revenues.

As a result of our efforts, we have built a successful track record in achieving superior operating efficiencies and profitability as well as a strong balance sheet and financial flexibility.

However, even with all these strengths, we still have some marketplace challenges. These include:

         - The economies of scale and control a larger company has, especially in purchasing and supply chain management,

         - The benefits a broader portfolio of EMS services can provide our customers,

         - The limitations of the market's perception that we are ONLY a specialty service provider,

         - Our exposure to the communications market, which for the first time in the company's history has slowed our growth, and

         -        Our relatively limited global footprint.

We believe this business combination will address all of these challenges and will provide both companies with the elements necessary for sustainable long-term growth and profitability. By putting the necessary elements in


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place now, we will be better positioned to take advantage of the economic recovery in our markets.

Clearly we believe this merger gives us the necessary building blocks for creating "the premier EMS company." By combining Samina's strengths with SCI's strengths, the combined entity will offer an integrated set of services unparalleled in our industry. Our view of the strategic benefits of the merger is as follows:

         - The ability to leverage Sanmina's vertical integration capabilities across a larger revenue base and help realize additional operating efficiencies,

         - A larger portfolio of EMS services will eliminate the marketplace perception that Sanmina is a niche player and will allow us to compete more effectively for larger programs and new product programs,

         - Increased revenue opportunities that will derive from an expanded global footprint and broader customer base,

         - A diversified revenue stream with a broader group of customer markets, to include communications, computing, medical, industrial, and multimedia,

         - Our complementary customer base will provide significant cross selling opportunities, and finally the

         - Increased financial flexibility and larger scale will allow us to pursue additional growth opportunities and customer relationships through OEM outsourcing and divestitures.

Thus, we believe the new company with approximately 100 world-class manufacturing facilities in over 20 countries on five continents is well positioned to become the most respected EMS company in the industry. We want to be recognized for our commit to our customers by providing them the


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most advanced technology, the broadest product offering, and the most flexible and reliable manufacturing capabilities available.

In summary, our goals are very simple: provide a superior return to our customers by offering them a cost effective, high-quality manufacturing solution; provide a superior return to our employees by providing them with a great place to work in a growing company, and to provide a superior return to our shareholders by continuing to provide them an industry-leading financial performance.

Randy, I'll now turn the call over to you so you can discuss operational details of the combined company.

JURE TURNS CALL OVER TO RANDY.

RANDY FURR CONFERENCE CALL NOTES


Thanks Jure, I thought it would make some sense to spend a few minutes discussing what the combined entity will look like.

Needless to say we are very excited about the long-term opportunities of the new entity, which we believe will be the premier company in the EMS industry. This is a case where the new company adds up to a sum greater than its parts.

The combination will result in one of the largest integrated EMS companies in the world. The new company will have over 100 facilities operating in 21 countries with over 50 thousand employees.

The new company will be diversified, with approximately 47% of revenues coming from the long-term high growth communications segment - almost all


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being communications infrastructure. Approximately 18% will come from high-end computing, approximately 17% from personal computers, about 5% from multimedia and the balance, about 13%, from industrial and medical instrumentation.

Within the electronic manufacturing services sector, the combination will result in a leading full-service global company. By EMS services, I am including, engineering, design, printed circuit board assembly, subsystem and system assembly, backplane assembly, and testing services. In EMS services, the new company will have 70 facilities operating in 17 countries with approximately 39 thousand employees. This business will be headed by Robert Bradshaw and will have approximately 9 million square feet of manufacturing space and total existing capacity of approximately $15 billion with a current run rate of $10 billion.

The new company will be a global leader in circuit fabrication - both in terms of size and technology. This business will be headed by Steve Bruton. In printed circuit board fabrication, the combined company will have 15 facilities utilizing 7 thousand employees, approximately 2.2 million square feet of manufacturing space, and capacity of approximately $2 billion.

As you know, both Sanmina and SCI have enclosure operations. The combined company will be one of the largest enclosure suppliers in the world and probably the largest enclosure company specializing in high-end enclosures. This business will be headed by Michael Clarke. In total the combined company's enclosure operations will be comprised of 21 (includes 3 casting/plas) facilities operating in 8 countries with approximately 5,500 employees.


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The combined company will also be one of the largest suppliers of high-end RF and optical cable and wiring harness assemblies. This business will be run by Dan Vick and will be comprised of approximately 1,000 employees.

Finally, I want to comment about the new company's engineering and design capabilities. As you know, SCI's roots are in advanced technology design. Through SCI's forty-year history, it has maintained a strong capability in advanced engineering and design. Although Sanmina's engineering and design efforts do not go back forty years, we have focused on this area in recent years and through acquisitions, we have built up a very impressive engineering and design effort. Combined, we will have over 2,000 people involved in advanced engineering and design operating in 30 design centers in over 4 (SANM in 4 countries; no data for SCI) countries. We believe we are the technology leader and going forward our focus will be to maintain this leadership position. As you know, the technology curve is moving at an even steeper ramp and new products are being introduced in the advanced optical switch or third generation wireless arenas. This advanced technology will play a key roll in helping our customers be successful in these areas.

So as you can see, there are tremendous vertical integration opportunities and this truly will be the premier EMS company in terms of capabilities and technology.

The new company will have what we believe is the strongest and deepest management teams in the industry. Jure and Gene will be co-Chairmen. Gene's goal is to retire in about a year. However, over the next year, he will play a critical role in the transition. He will work closely with our sales force, our operations management and our top customers to maximize the experience each customer has in doing business with the combined company.


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There are several other key members who will be part of the combined organization going forward. It would not be appropriate for me to name every individual at this point and in fairness to all, we need to spend time planning and internally communicating the new organization before we publicly disclose the details.

Over the next week, our plan is to split into three teams. Jure and Gene will be spending their time primarily with our combined customer base. They will be discussing with our customers how the merger will benefit their businesses.

The second team will be Robert Bradshaw and myself. We will spend time with the employees communicating the details of the planned merger and hopefully provide comfort as to our long-term need and reliance on strong management and individual performance.

Finally, and very importantly, the third team will be that of Rick Ackel and Jim Moylan. These two will be spending time with our shareholders explaining the transaction details and how we believe the merger will enhance shareholder value.

Throughout today's call we have referred to the new organization or the new company and you may have noticed we have not used a name. Our plan is to announce the new name upon completion of the transaction. As you know, both the Sanmina and the SCI names are well recognized and have a respected heritage so it's likely that the new organization's name will take advantage of both names.


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As you can see, we will be very busy over the next sixty days spending time in each area of the organization and planning in detail what the combined organization will look like going forward and how to best integrate the two operations. On or about the time we close the transaction, we will communicate the organizational structure in detail.

I trust you agree with me, this is certainly a merger that makes a lot of sense and one that the total sum will add up to a lot more than the parts do individually. All of us are clearly excited about the long-term strategic benefits.

The combined entity will have great customer relations with practically every industry leader in the communications infrastructure, high-end computing, personal computers, multimedia and industrial and medical instrumentation markets. And, given the accelerating trend towards outsourcing and the combined company's very strong balance sheet, there are excellent opportunities for continued growth in the future.

I'll now pass the conference call over to Rick who will discuss the details of the transaction as well as the financial synergies.

RANDY TURNS CALL OVER TO RICK.

CONFERENCE CALL NOTES FOR RA:

Thanks Randy.

First, I'll review the broad, material terms of our definitive merger agreement.


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         -        Sanmina and SCI will merge with each outstanding share of SCI common stock to be converted into 1.36 shares of Sanmina's common stock.

         - The value of the transaction, as of the close of market on Friday, July 13, is approximately $6.0 billion, including the assumption of debt.

         - The transaction is subject to the approval of Sanmina's and SCI's shareholders and the expiration of the waiting period under the Hart-Scott-Rodino Anti-trust Act, European Union as well as other international regulatory approvals.

         - Each company's executive management and directors have agreed to vote their shares in favor of the transaction.

         - The transaction is expected to close either very late in the Sanmina's fourth quarter (September quarter) or early in Sanmina's first fiscal quarter of 2002 (December quarter). Upon completion of the transaction, SCI will become a wholly owned subsidiary of Sanmina.

         - The transaction is intended to be treated as a tax-free exchange.

         - The combination is expected to yield synergies and The transaction should be accretive in Sanmina's 2002 fiscal year.

         - There will obviously be one-time merger-related costs. We will will work together to quantify these costs and report out at the close of the transaction.


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In regards to Sanmina's and SCI's June financial performance, while we can't report out at this moment, both companies believe that the June quarter numbers will be within ranges provided by the respective companies most recent guidance We will not discuss any other June quarter information on this conference call. Sanmina reports its June 30, third fiscal quarter results on July 18th and SCI reports its results for its year ended June 30 on July 30.

With respect to the combined company's financial projections, we cannot, at this time, provide guidance as to what the combined company's financial picture will be. However, in the interim and until we provide guidance, one approach you might take is to add together the two companies existing models.

Cleary, we expect to achieve a number of synergies when we combine the two companies. We will be working together to identify these opportunities between now and the close of the transaction. Preliminarily, we hope this combination will yield synergies of approximately $100 - $150 million.

As we have been discussing, we believe the synergistic opportunities are many but clearly two areas immediately stand out. Certainly the combination of the two companies will produce operational efficiency gains. We also expect additional, significant opportunities through our vertical integration/end-to-end solution capabilities. This combination gives Sanmina the ability to internally source components that SCI previously purchased through third parties. For example, in fiscal 2001, SCI sourced most, if not all of its PCB and backplane requirements and a large percentage of its cable and enclosure requirements through third parties. The combination of our two companies will allow us to the ability to internally source a significant portion of these components.


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Other areas exist that Jure, Gene and Randy have articulated including economies of scale for supply chain management, a broader portfolio of services due to the complimentary services we presently offer, expanded global presence and potentially a lower tax rate than Sanmina presently has, and I could clearly go on but I think by now you have a good grasp of the potential. Upon closing, we will provide more details with respect to the combined company going forward

Needless to say, we are very excited about the combination. We truly believe, that the combined companies, will result in the premier EMS company.

That completes our opening comments.  We will now take your questions. Operator.